UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Victory Capital Holdings, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

92645B103
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 92645B103

13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview Partners II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a): ☐ (b): ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power 0
	6	Shared Voting Power 35,259,939(1)(2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 35,259,939
9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,259,939
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 68.4%(3)(4)
12	Type of Reporting Person PN

(1)	This total represents the 35,259,939 shares of Class A common stock, par value $0.01 (“Class A Common Stock”) of Victory Capital Holdings, Inc. (the “Issuer”) that would be issued in connection with the full conversion of the 35,259,939 shares of Class B common stock, par value $0.01 (“Class B common stock”) of the Issuer that are directly beneficially owned by Crestview Victory, L.P. (“Crestview Victory”) and Crestview Advisors, L.L.C. (“Crestview Advisors”) and deemed to be beneficially owned by the Reporting Person. The shares of Class B Common Stock are convertible at any time by Crestview Victory or Crestview Advisors, as applicable, on a one-for-one basis into shares of Class A Common Stock and have no expiration date. The Class B Common Stock will convert automatically into Class A Common Stock on the date which the number of outstanding shares of Class B Common Stock represent less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain “Permitted Transfers” as defined in the Issuer’s amended restated certificate of incorporation.

(2)	Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.

(3)	The percentage herein is based on 16,304,521 shares of Class A Common Stock outstanding as of October 31, 2020 as reported in the Issuer’s Form 10-Q filed November 6, 2020 and 35,259,939 shares of Class B Common Stock directly beneficially owned by Crestview Victory and Crestview Advisors which may be convertible into shares of Class A Common Stock at any time by Crestview Victory or Crestview Advisors, as applicable, on a one-for-one basis, calculated pursuant to Rule 13d-3 of the Act in which any securities that are subject to conversion privileges shall be deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for purposes of computing the percentage of the class by any other person.

(4)	Based on a total of 67,480,349 shares of common stock (consisting of 16,304,521 shares of Class A Common Stock and 51,175,828 shares of Class B Common Stock, in each case, outstanding as of October 31, 2020 as reported in the Issuer’s Form 10-Q filed November 6, 2020), the Reporting Person beneficially owns 52.3% of the Issuer’s outstanding common stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

CUSIP No. 92645B103

13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview Victory, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a): ☐ (b): ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power 0
	6	Shared Voting Power 35,251,137(1)(2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 35,251,137
9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,251,137
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 68.4%(3)(4)
12	Type of Reporting Person PN

(1)	This total represents the 35,251,137 shares of Class A Common Stock that would be issued in connection with the full conversion of the 35,251,137 shares of Class B Common Stock that are directly beneficially owned by the Reporting Person. The shares of Class B Common Stock are convertible at any time by the Reporting Person on a one-for-one basis into shares of Class A Common Stock and have no expiration date. The Class B Common Stock will convert automatically into Class A Common Stock on the date which the number of outstanding shares of Class B Common Stock represent less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain “Permitted Transfers” as defined in the Issuer’s amended restated certificate of incorporation.

(2)	Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.

(3)	The percentage herein is based on 16,304,521 shares of Class A Common Stock outstanding as of October 31, 2020 as reported in the Issuer’s Form 10-Q filed November 6, 2020 and 35,251,137 shares of Class B Common Stock directly beneficially owned by the Reporting Person which may be convertible into shares of Class A Common Stock at any time by the Reporting Person, on a one-for-one basis, calculated pursuant to Rule 13d-3 of the Act in which any securities that are subject to conversion privileges shall be deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for purposes of computing the percentage of the class by any other person.

(4)	Based on a total of 67,480,349 shares of common stock (consisting of 16,304,521 shares of Class A Common Stock and 51,175,828 shares of Class B Common Stock, in each case, outstanding as of October 31, 2020 as reported in the Issuer’s Form 10-Q filed November 6, 2020), the Reporting Person beneficially owns 52.2% of the Issuer’s outstanding common stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

CUSIP No. 92645B103

13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a): ☐ (b): ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power 0
	6	Shared Voting Power 8,802(1)(2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,802
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,802
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.1%(3)
12	Type of Reporting Person PN

(1)	This total represents the 8,802 shares of Class A Common Stock that would be issued in connection with the full conversion of the 8,802 shares of Class B Common Stock that are directly beneficially owned by the Reporting Person. The shares of Class B Common Stock are convertible at any time by the Reporting Person on a one-for-one basis into shares of Class A Common Stock and have no expiration date. The Class B Common Stock will convert automatically into Class A Common Stock on the date which the number of outstanding shares of Class B Common Stock represent less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain “Permitted Transfers” as defined in the Issuer’s amended restated certificate of incorporation.

(2)	Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.

(3)	The percentage herein is based on 16,304,521 shares of Class A Common Stock outstanding as of October 31, 2020 as reported in the Issuer’s Form 10-Q filed November 6, 2020 and 8,802 shares of Class B Common Stock directly beneficially owned by the Reporting Person which may be convertible into shares of Class A Common Stock at any time by the Reporting Person, on a one-for-one basis, calculated pursuant to Rule 13d-3 of the Act in which any securities that are subject to conversion privileges shall be deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for purposes of computing the percentage of the class by any other person. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

Item 1.

(a)	Name of Issuer

Victory Capital Holdings, Inc., a Delaware corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices

4900 Tiedeman Road, 4th Floor, Brooklyn, Ohio 44144.

Item 2.

(a)	Name of Person Filing

See Item 2(b) below.

(b)	Address of Principal Business Office or, if none, Residence

(1)	Crestview Partners II GP, L.P. c/o Crestview Partners 590 Madison Avenue, 42nd Floor New York, NY 10022

(2)	Crestview Victory, L.P. c/o Crestview Partners 590 Madison Avenue, 42nd Floor New York, NY 10022

(3)	Crestview Advisors, L.L.C. c/o Crestview Partners 590 Madison Avenue, 42nd Floor New York, NY 10022

(c)	Citizenship

See item 4 on Cover Pages to this Schedule 13G.

(d)	Title of Class of Securities

Class B Common Stock, par value $0.01 per share

(e)	CUSIP Number

92645B103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned:

See item 9 on Cover Pages to this Schedule 13G.

Crestview Partners II GP, L.P. is the general partner of each of Crestview Partners II, L.P., Crestview Partners II (TE), L.P., Crestview Partners II (FF), L.P., Crestview Offshore Holdings II (Cayman), L.P., Crestview Offshore Holdings II (FF Cayman), L.P. and Crestview Offshore Holdings II (892 Cayman), L.P., each of which is a member of Crestview Victory GP, LLC and a limited partner of Crestview Victory, L.P. Crestview Victory GP, LLC is the general partner of Crestview Victory, L.P. Crestview Advisors, L.L.C. provides investment advisory and management services to certain of the foregoing entities.

Each of Crestview Partners II GP, L.P., Crestview Partners II, L.P., Crestview Partners II (TE), L.P., Crestview Partners II (FF), L.P., Crestview Offshore Holdings II (Cayman), L.P., Crestview Offshore Holdings II (FF Cayman), L.P. and Crestview Offshore Holdings II (892 Cayman), L.P. may be deemed to have beneficial ownership of the 35,251,137 shares of Class B Common Stock directly owned by Crestview Victory, L.P. The 35,251,137 shares of Class B Common Stock are convertible at any time by Crestview Victory, L.P. on a one-for-one basis into shares of Class A Common Stock and have no expiration date. The Class B Common Stock will convert automatically into Class A Common Stock on the date which the number of outstanding shares of Class B Common Stock represent less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain “Permitted Transfers” as defined in the Issuer’s amended restated certificate of incorporation.

Alex J. Binderow and Richard M. DeMartini are each members of the Issuer’s board of directors. Mr. Binderow was previously a partner of Crestview, L.L.C. (which is the general partner of Crestview Partners II GP, L.P.) and Crestview Advisors, L.L.C. Mr. DeMartini is Vice Chairman of Crestview, L.L.C. and Crestview Advisors, L.L.C.

Messrs. Binderow and DeMartini were each previously issued 4,401 Class B Shares under the Issuer’s 2018 Stock Incentive Plan in lieu of quarterly director fees for service on the Issuer’s board of directors. The Class B Shares were fully-vested as of the date of issuance. Each of Messrs. Binderow and DeMartini has assigned all rights, title and interest in the Class B Shares to Crestview Advisors, L.L.C.

Each reporting person disclaims beneficial ownership of the reported securities except and to the extent of its pecuniary interest therein.

(b)	Percent of class:

See item 11 on Cover Pages to this Schedule 13G. The percentage herein is based on 16,304,521 shares of Class A Common Stock outstanding as of October 31, 2020 as reported in the Issuer’s Form 10-Q filed November 6, 2020 and 35,259,939 shares of Class B Common Stock directly beneficially owned by Crestview Victory and Crestview Advisors which may be convertible into shares of Class A Common Stock at any time by Crestview Victory or Crestview Advisors, as applicable, on a one-for-one basis, calculated pursuant to Rule 13d-3 of the Act in which any securities that are subject to conversion privileges shall be deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for purposes of computing the percentage of the class by any other person.

Based on a total of 67,480,349 shares of common stock (consisting of 16,304,521 shares of Class A Common Stock and 51,175,828 shares of Class B Common Stock, in each case, outstanding as of October 31, 2020 as reported in the Issuer’s Form 10-Q filed November 6, 2020), Crestview Partners II GP, L.P. beneficially owns 52.3% of the Issuer’s outstanding common stock and Crestview Victory beneficially owns 52.2% of the Issuer’s outstanding common stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See item 5 on Cover Pages to this Schedule 13G.

(ii)	Shared power to vote or to direct the vote

See item 6 on Cover Pages to this Schedule 13G.

(iii)	Sole power to dispose or to direct the disposition of

See item 7 on Cover Pages to this Schedule 13G.

(iv)	Shared power to dispose or to direct the disposition of

See item 8 on Cover Pages to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2021

CRESTVIEW PARTNERS II GP, L.P.

By:	Crestview, L.L.C., its general partner

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel

CRESTVIEW VICTORY, L.P.

By:	Crestview Victory GP, LLC, its general partner

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel

CRESTVIEW ADVISORS, L.L.C.

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel